Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL’s investor relations website at www.telemar.com.br/ri . Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.
TELE NORTE LESTE
PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company
EXTRAORDINARY SHAREHOLDERS’ MEETING
NOTICE OF SECOND AND THIRD CALLS
Rio de Janeiro, November 14, 2006 — Updated — The Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (BOVESPA: TNLP3 / TNLP4; NYSE: TNE) hereby calls its Shareholders to convene at the Extraordinary Shareholders’ Meeting, to be held, in a second call, on November 24, 2006, at 10 a.m., Rio time. If the minimum quorum required for voting the item number 2 of the Order of the Day is not achieved, then the Shareholders shall convene, in a third call, on November 27, also at 10 a.m., Rio time, in accordance with the ruling issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM). The Bank of New York, as Depositary, will vote at the second and, if necessary, third installments of the meeting in accordance with the instructions received from the ADR holders prior to 5:00 pm on November 7, 2006. Taking into consideration the high number of shareholders who attended the first call on November 13, 2006, the meeting will take place in a specific place, located at Rua Afranio de Melo Franco, 296, Leblon, Rio de Janeiro, Brazil. In the meeting the shareholders will discuss the following Order of the Day:
1.	Approval of the Protocol for Stock Swap and Reasons (and attachments thereto), executed on September 26, 2006 by and between the Management of the Company and its controlling shareholder TELEMAR PARTICIPAÇÕES S.A. (“TMARPART”), providing for, according to articles 224, 225, 252, and 264 of the Brazilian Corporate Law, the terms and conditions of the stock swap

(incorporação de ações) under which the shares of the Company will be acquired by TMARPART such that the Company will become a wholly-owned subsidiary of TMARPART, subject to a separate approval by the holders of preferred shares of the exchange ratios of the shares and ADS issued by the Company for the shares and ADS to be issued by TMARPART, as per item 2 below;

2.	Approval of the exchange ratios of the shares and ADS issued by the Company for the shares and ADS to be issued by TMARPART, as provided for in item 6.3 of the Protocol for Stock Swap and Reasons, by the vote of holders of preferred shares (including ADS holders) issued by the Company, representing at least half of the issued preferred shares, excluding those kept with the Company’s treasury, in accordance with the CVM’s Orientation Release No. 34, dated August 18, 2006, and other relevant manifestations by the CVM;

3.	If the matters described in items 1 and 2 above are approved, the stock swap will occur so that the shares of the Company will be acquired by TMARPART such that the Company will become a wholly-owned subsidiary of TMARPART; and

4.	Authorization for the managers of the Company, according to paragraph 2 of article 227 of the Brazilian Corporate Law, to take all actions necessary to conclude the stock swap, including subscription to TMARPART’s capital increase.
GENERAL OBSERVATIONS:
1.	The documentation relating to the matters of the Order of the Day (as described in its different items) will be available at the headquarters of the Company, for the examination of the Company’s Shareholders.

2.	The Shareholders who want to be represented by an attorney-in-fact must deliver the relevant power-of-attorney, with special powers, accompanied by copies of the corporate acts and/or documents demonstrating that the shareholder, if not a natural person, is duly represented, to the attention of the Office of Legal Strategy of the Company (“Diretoria de Estratégia Jurídica”), located on Rua Humberto de Campos n. 425, 6th floor, Leblon, in the City of Rio de Janeiro — RJ, between the hours of 9:00a.m. to 12:00p.m. and 2:00p.m. to 6:00p.m., until November 22 and November 23, 2006, for the second and the third call, respectively.

3.	The Shareholder who participates in the Fungible Custody of Nominative Shares of the Stock Exchanges, and who wants to participate to this Meeting must submit an extract issued as from November 22, 2006, for the second call, and November 23, 2006, for the third call, mentioning the relevant share participation, provided by the custodian institution.

4.	In case the meeting is held only according to a third call, the minimum favorable vote will be 25% of the issued preferred shares (including ADS), excluded the shares kept with the Company’s treasury, according to CVM’s notice Ofício/CVM/SEP/GEA-4/No. 665/2006, dated September 25, 2006.

5.	We recommend that the shareholders and attorneys-in-fact arrive to the place of the meeting two hours in advance to enable the necessary registration procedures.

For more information, please contact:
INVESTOR RELATIONS	GLOBAL CONSULTING GROUP
Email: invest@telemar.com.br	Lauren Puffer
Roberto Terziani (55 21) 3131-1208	lpuffer@hfgcg.com
Carlos Lacerda (55 21) 3131-1314	Tel: 1-646-284-9404
Fax: (5521) 3131-1144	Fax: 1-646-284-9494